SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly-held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6,404/76 and the Brazilian Securities and Exchange Commission Instruction 358/02, in light of the news recently reported by the press and inquiries received from market analysts, hereby clarifies to its shareholders and the market that:

1-       In accordance with the Material Facts dated 09.29.2008, 10.17.2008, 10.21.2008, 12.18.2008 and 12.30.2008, CSN disclosed the creation of a strategic partnership with ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., and Nisshin Steel Co., Ltd. (the “Consortium”) for the business development of Nacional Minérios S.A. (“Namisa”).

CSN and the Consortium are currently negotiating alternatives to solve divergences originated within the partnership. Should the parties fail to arrive at mutually satisfying terms, such negotiations may end up with the dissolution of the partnership pursuant to the provisions set forth in the relevant agreements. Such alternatives include, but are not limited to, the potential combination of CSN’s and Namisa’s iron ore operations and correlated activities. The negotiations regarding the terms and conditions that would be applicable to such potential transaction have not been concluded to date.

2-       CSN is participating in a process related to the potential acquisition of steel-making assets belonging to ThyssenKrupp in the United States and in Brazil. As part of this process, negotiations are currently occurring on the terms and conditions that would be applicable to the potential transaction, which have not been concluded to date. Finally, CSN would like to add that neither a binding offering has been made nor any binding agreement has been executed related to such assets, and that the Company will keep the market updated, at the appropriate times, should any binding act take place that would comprise a material fact pursuant to the legislation in force.

São Paulo, May 17, 2013.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

market updated, at the appropriate times, should any binding act take place that would comprise a material fact pursuant to the legislation in force.

São Paulo, May 17, 2013.

David Moise Salama

Investor Relations Executive Officer